Exhibit(a)(1)(G)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Tender Offer (as defined below) is made solely by the Offer to Purchase, dated July 21, 2006, and the Letter of Transmittal, and any amendments or supplements thereto. The Tender Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. In any jurisdiction where the securities, blue sky, or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer shall be deemed to be made on behalf of Microsoft Corporation by Goldman, Sachs & Co. and Deutsche Bank Securities Inc., the Dealer Managers, or by one or more registered brokers or dealers registered under that jurisdiction’s laws.

Notice of Offer to Purchase for Cash Up to 808,080,808 Shares of its Common Stock

at a Purchase Price Not Greater Than $24.75 nor Less Than $22.50 Per Share

Microsoft Corporation, a Washington corporation (the “Company”), is offering to purchase up to 808,080,808 shares of its Common Stock, $0.00000625 par value per share (the “Common Stock”), at a price not greater than $24.75 nor less than $22.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 21, 2006 (the “Offer to Purchase”), and the Letter of Transmittal (the “Letter of Transmittal”) (which together, as they may be amended and supplemented from time to time, constitute the “Tender Offer”).

THE TENDER OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON AUGUST 17, 2006, UNLESS THE TENDER OFFER IS EXTENDED.

The Tender Offer is not conditioned upon any minimum number of shares being tendered. The Tender Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

The Company’s Board of Directors has approved the Tender Offer. However, neither the Company’s management nor its Board of Directors nor the Dealer Managers, the Depositary nor the Information Agent makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares or as to the price or prices at which shareholders may choose to tender their shares. The Company has not authorized any person to make any recommendation. Shareholders should carefully evaluate all information in the Tender Offer and should consult their own investment and tax advisors. Shareholders must decide whether to tender their shares and, if so, how many shares to tender and the price or prices at which a shareholder will tender them. In doing so, a shareholder should read carefully the information in the Offer to Purchase and in the Letter of Transmittal.

The Company’s directors and executive officers have advised the Company that they do not intend to tender any of their shares in the Tender Offer.

As of July 17, 2006, there were 10,004,128,767 shares of the Company’s Common Stock issued and outstanding. The 808,080,808 shares that the Company is offering to purchase hereunder represent approximately 8.1% of the total number of issued and outstanding shares of the Company’s Common Stock as of June 17, 2006. The shares are listed and traded on the Nasdaq Global Select Market under the symbol “MSFT”. Shareholders are urged to obtain current market quotations for the shares.

The Board of Directors believes that the modified “Dutch Auction” tender offer set forth in the Offer to Purchase represents a mechanism to provide all of the Company’s shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect. The Tender Offer provides shareholders (particularly those who, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales. In addition, shareholders who do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in the Company and its future operations.

The Tender Offer also provides shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales. Furthermore, odd lot holders who hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Tender Offer also will avoid any applicable odd lot discounts that might be payable on sales of their shares.

In accordance with the instructions to the Letter of Transmittal, shareholders desiring to tender shares must specify the price or prices, not in excess of $24.75 nor less than $22.50 per share, at which they are willing to sell their shares to the Company in the Tender Offer. Alternatively, shareholders desiring to tender shares can choose not to specify a price and, instead, elect to tender their shares at the purchase price ultimately paid for shares properly tendered and not properly withdrawn in the Tender Offer, which could result in the tendering shareholder receiving the minimum price of $22.50 per share. See the Offer to Purchase for recent market prices for the shares. Shareholders desiring to tender shares must follow the procedures set forth in the Offer to Purchase and in the Letter of Transmittal.

The Company is offering to purchase up to 808,080,808 shares in the Tender Offer. On the terms and subject to the conditions of the Tender Offer, the Company will determine a single per share price, not greater than $24.75 nor less than $22.50 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that the Company will pay for shares properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders. After the Tender Offer expires, the Company will look at the prices chosen by shareholders for all of the shares properly tendered and not properly withdrawn. The Company will then select the lowest purchase price (in multiples of $0.10, above $22.50) within the price range specified above that will allow the Company to buy 808,080,808 shares. If fewer shares are properly tendered, the Company will select the lowest price that will allow the Company to buy all the shares that are properly tendered and not properly withdrawn. All shares the Company acquires in the Tender Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price. The Company will purchase only shares properly tendered at prices at or below the purchase price the Company determines and not properly withdrawn. However, because of the “odd lot” priority, proration, and conditional tender provisions described in the Offer to Purchase, the Company may not purchase all of the shares tendered at or below the purchase price if more than the number of shares the Company seeks are properly tendered and not properly withdrawn. The Company will return shares tendered at prices in excess of the purchase price that the Company determines and shares that the Company does not purchase because of proration or conditional tenders to the tendering shareholders at the Company’s expense promptly after the Tender Offer expires.

The term “Expiration Time” means 12:00 midnight, Eastern Time, on August 17, 2006, unless the Company, in its sole discretion, extends the period of time during which the Tender Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Tender Offer, as so extended by the Company, shall expire.

For purposes of the Tender Offer, the Company will be deemed to have accepted for payment (and therefore purchased), subject to the “odd lot” priority, proration, and conditional tender provisions of the Tender Offer, shares that are properly tendered at or below the purchase price selected by the Company and not properly withdrawn only when, as and if the Company gives oral or written notice to the Depositary of the Company’s acceptance of the shares for payment pursuant to the Tender Offer.

Upon the terms and subject to the conditions of the Tender Offer, the Company will accept for payment and pay the per share purchase price for all of the shares accepted for payment pursuant to the Tender Offer promptly after the Expiration Time. In all cases, payment for shares tendered and accepted for payment pursuant to the

Tender Offer will be made promptly, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of: certificates for shares or a timely book-entry confirmation of the deposit of shares into the Depositary’s account at the book-entry transfer facility (as defined in the Offer to Purchase); a properly completed and duly executed Letter of Transmittal (or, in the case of a book-entry transfer, an agent’s message (as defined in the Offer to Purchase)); and any other required documents.

If more than 808,080,808 shares (or such greater number of shares as the Company may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, the Company will purchase shares: first, from all holders of “odd lots” of less than 100 shares who properly tender all of their shares at or below the purchase price determined in the Tender Offer and who do not properly withdraw them before the Expiration Time; second, from all other shareholders who properly tender shares at or below the purchase price determined in the Tender Offer and who do not properly withdraw them before the Expiration Time, on a pro rata basis (except for shareholders who tendered shares conditionally for which the condition was not satisfied); and third, only if necessary to permit the Company to purchase 808,080,808 shares (or such greater number of shares as the Company may elect to accept for payment, subject to applicable law), from holders who have tendered shares at or below the purchase price determined in the Tender Offer conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

The Company will return shares tendered at prices in excess of the purchase price that the Company determines and shares that the Company does not purchase because of the “odd lot” priority, proration, or conditional tender provisions to the tendering shareholders at the Company’s expense promptly following the Expiration Time.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension.

Tenders of shares are irrevocable, except that such shares may be withdrawn at any time prior to the Expiration Time and, unless such shares have been accepted for payment as provided in the Tender Offer, shareholders may also withdraw their previously tendered shares at any time after 12:00 midnight, Eastern Time, on September 15, 2006. For a withdrawal to be effective, a written notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses listed on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the shares to be withdrawn, the number of shares to be withdrawn and the name of the registered holder of the shares to be withdrawn, if different from the name of the person who tendered the shares. If certificates for shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of those certificates, the serial numbers shown on those certificates must be submitted to the Depositary and, unless an eligible institution has tendered those shares, an eligible institution must guarantee the signatures on the notice of withdrawal. If a shareholder has used more than one Letter of Transmittal or has otherwise tendered shares in more than one group of shares, the shareholder may withdraw shares using either separate notices of withdrawal or a combined notice of withdrawal, so long as the information specified above is included. If shares have been delivered in accordance with the procedures for book-entry transfer described in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn shares and otherwise comply with the book-entry transfer facility’s procedures.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all parties. Neither the Company nor the Dealer Managers, the Depositary, the Information Agent nor any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Generally, a U.S. shareholder will be subject to United States federal income taxation when the shareholder receives cash from the Company in exchange for the shares that the shareholder tenders in the Tender Offer. Depending on particular circumstances of the shareholder, the shareholder will be treated as either (i) recognizing capital gain or loss from the disposition of its shares or (ii) receiving a dividend distribution from the Company. A foreign shareholder may be subject to withholding at a rate of 30% on payments received pursuant to the Tender Offer and may also be subject to tax in other jurisdictions on the disposal of shares. All shareholders should read carefully the Offer to Purchase for additional information regarding the U.S. federal income tax consequences of participating in the Tender Offer and should consult their tax advisors regarding the tax effects of a tender of shares.

The information required to be disclosed by Rule 13e-4(d)(1) of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Offer to Purchase and the Letter of Transmittal contain important information that shareholders should read carefully before they make any decision with respect to the Tender Offer. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

Questions and requests for assistance may be directed to Georgeson Inc., the Information Agent, or to Goldman, Sachs & Co. or Deutsche Bank Securities Inc., the Dealer Managers, at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained promptly at the Company’s expense from the Information Agent.

The Depositary for the Tender Offer is:

Mellon Investor Services LLC

The Information Agent for the Tender Offer is:

17 State Street, 10th Floor

New York, New York 10004

Banks and Brokerage Firms Call: (212) 440-9800

U.S. and Canada Call Toll-Free: (866) 482-5026

All Other Countries: +44 (0) 207-019-7137

The Dealer Managers for the Tender Offer are:

Goldman, Sachs & Co. 85 Broad Street New York, New York 10004 Call: (212)-902-1697 Call Toll-Free: (800) 471-7731	Deutsche Bank Securities 60 Wall Street New York, New York 10005 Call: (212) 250-7421 Call Toll-Free: (877) 221-7676

July 21, 2006